January 12 2011

To:	Jennifer O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington D.C. 20549

Re:	Comstock Mining Inc.
Current Report on Form 8-K, filed January 10, 2011

Dear Ms. O’Brien:

In reference to your letter dated January 11, 2011, pertaining to the above-referenced filing, please see the corresponding response following each item below.  We have repeated the text of your comments in italics font.

Item 4.01 Form 8-K Filed January 10, 2011

1. Please note that Item 304(a)(1)(ii) of Regulation S-K requires a statement as to whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Please amend your filing accordingly.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

Our disclosure has been updated to include additional language pertaining to our going concern opinions and to fully comply with with Item 304 (a) (1) (ii) of Regulation S-K.  The registrant will be filing an Amended Form 8-K containing the disclosure revisions with the updated Exhibit 16 letter from our former accountant on or before January 13, 2011. Further, Comstock Mining Inc. (hereinafter referred to as “we” or “our”) acknowledges that:

1.)           We are responsible for the adequacy and accuracy of the disclosure in the filings;

PO Box 1118 • 1200 American Flat Rd • Virginia City, NV 89440	Investors (775) 847-4755 • Facsimile (800) 750-5740

2.)           Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (hereinafter referred to as “the “Commission”) from taking any action with respect to the filings; and

3.)           We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you can contact me at (775) 847-5272.

Very truly yours,

/S/ Corrado De Gasperis
Name: Corrado. De Gasperis
Title: Chief Executive Officer and President

PO Box 1118 • 1200 American Flat Rd • Virginia City, NV 89440	Investors (775) 847-4755 • Facsimile (800) 750-5740